

December 6, 2013

<u>VIA US-MAIL</u>
Mr. Brian S. Block
Executive Vice President, Chief Financial Officer
American Realty Capital Properties, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

      Re: American Realty Capital Properties, Inc.
               Form 10-K for the year ended December 31, 2012
               Filed on February 28, 2013
               File No. 001-35263

Dear Mr. Brian S. Block:

     We completed our review of your Form 10-K filing on December 4, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Jennifer Monick

                                 Jennifer Monick
                                 Staff Accountant